

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

Kyle Detwiler
Chief Executive Officer
Clever Leaves Holdings Inc.
489 Fifth Avenue, 27th Floor
New York, New York 10017

> **Re: Clever Leaves Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed January 20, 2021**
> **File No. 333-252241**

Dear Mr. Detwiler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sebastian L. Fain, Esq.